UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y156
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS
Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 1,355,816 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 1,355,816 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,816

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.2% (2)

14.	TYPE OF REPORTING PERSON CO

(1) Represents 1,355,816 Common Shares (defined below) currently held by Family Trading Inc.
(2)  See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

492,048 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

492,048 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,048

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 492,048 Common Shares currently held by Sovereign Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

221,687 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

221,687 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 221,687 Common Shares currently held by Epsilon Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

157,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

157,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

157,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.4% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 157,000 Common Shares currently held by Oscar Shipholding Ltd.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

250,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

250,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

250,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 250,000 Common Shares currently held by Race Navigation Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

183,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

183,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 183,000 Common Shares currently held by Tankers Family Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,659,551 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,659,551 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,659,551

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.2% (2)

14.	TYPE OF REPORTING PERSON OO

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer.  The Lax Trust may be deemed to own all of the outstanding shares of Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., and Tankers Family Inc., each a Marshall Islands corporation.
(2) See Item 5(a).

This Amendment No. 14 to Schedule 13D (this "Amendment No. 14") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed with the U.S. Securities and Exchange Commission (the "Commission") on behalf of Family Trading Inc. ("Family Trading"), Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc. ("Epsilon"), Oscar Shipholding Ltd ("Oscar"), Race Navigation Inc. ("Race Navigation"), Tankers Family Inc. ("Tankers Family"), and the Lax Trust (the "Trust", and collectively, the "Reporting Persons") on August 26, 2016. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on August 26, 2016.
This Amendment No. 14 is being filed as a result of an increase in the number of outstanding Common Shares, par value $0.01 per share (the "Common Shares") of Top Ships Inc., a corporation incorporated in the Marshall Islands (the "Issuer") following the issuances of Common Shares in connection with exercises of the Issuer's outstanding warrants. As of September 2, 2016, the Issuer has issued an aggregate of 1,147,658 Common Shares in connection with the exercises of outstanding warrants, including 261,997 Common Shares that were issued between August 25, 2016 and September 2, 2016.

Item 1.	Security and Issuer

No material change from the Schedule 13D/A filed with the Commission on August 26, 2016.
Item 2.	Identity and Background.

No material change from the Schedule 13D/A filed with the Commission on August 26, 2016.
Item 3.	Source and Amount of Funds or Other Consideration.

No material change from the Schedule 13D/A filed with the Commission on August 26, 2016.
Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:
As of September 2, 2016, the Issuer has issued an aggregate of 1,147,658 Common Shares in connection with the exercises of outstanding warrants, including 261,997 Common Shares that were issued between August 25, 2016 and September 2, 2016.
Other than as set forth above, no material change from the Schedule 13D/A filed with the Commission on August 26, 2016.
Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:
(a. and b.) According to information received from the Issuer, as of September 2, 2016, there were 4,650,039 Common Shares issued and outstanding.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:
Family Trading may be deemed to beneficially own 1,355,816 Common Shares, representing approximately 29.2% of the outstanding Common Shares. Family Trading has the sole power to vote 0 Common Shares and the shared power to vote 1,355,816 Common Shares. Family Trading has the sole power to dispose of 0 Common Shares and the shared power to dispose of 1,355,816 Common Shares.
Sovereign may be deemed to beneficially own 492,048 Common Shares, representing approximately 10.6% of the outstanding Common Shares. Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 492,048 Common Shares. Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 492,048 Common Shares.

Epsilon may be deemed to beneficially own 221,687 Common Shares, representing approximately 4.8% of the outstanding Common Shares. Epsilon has the sole power to vote 0 Common Shares and the shared power to vote 221,687 Common Shares.  Epsilon has the sole power to dispose of 0 Common Shares and the shared power to dispose of 221,687 Common Shares.
Oscar may be deemed to beneficially own 157,000 Common Shares, representing approximately 3.4% of the outstanding Common Shares. Oscar has the sole power to vote 0 Common Shares and the shared power to vote 157,000 Common Shares. Oscar has the sole power to dispose of 0 Common Shares and the shared power to dispose of 157,000 Common Shares.
Race Navigation may be deemed to beneficially own 250,000 Common Shares, representing approximately 5.4% of the outstanding Common Shares. Race Navigation has the sole power to vote 0 Common Shares and the shared power to vote 250,000 Common Shares.  Race Navigation has the sole power to dispose of 0 Common Shares and the shared power to dispose of 250,000 Common Shares.
Tankers Family may be deemed to beneficially own 183,000 Common Shares, representing approximately 3.9% of the outstanding Common Shares. Tankers Family has the sole power to vote 0 Common Shares and the shared power to vote 183,000 Common Shares.  Tankers Family has the sole power to dispose of 0 Common Shares and the shared power to dispose of 183,000 Common Shares.
The Trust may be deemed to beneficially own 2,659,551 Common Shares, representing approximately 57.2% of the outstanding Common Shares.  The Trustee of the Trust has the sole power to vote 0 Common Shares and the shared power to vote 2,659,551 Common Shares.  The Trustee of the Trust has the sole power to dispose of 0 Common Shares and the shared power to dispose of 2,659,551 Common Shares.
To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 14. Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee of the Trust.
(c.) Except for those transactions described herein, to the best knowledge of the Reporting Persons, no transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.
(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.
(e.) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein and in the Schedule 13D/A filed with the Commission on August 26, 2016.
Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented to add the following:

Exhibit A	Joint Filing Undertaking.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: September 12, 2016

FAMILY TRADING INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Director

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name:	Annita Hadjipaschali
Title:	President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Pinelopi Platsouka
Name:	Pinelopi Platsouka
Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Treasurer/Director

RACE NAVIGATION INC.

By:	/s/ Stylianos Giamanis
Name:	Stylianos Giamanis
Title:	President/Treasurer/Director

TANKERS FAMILY INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

By:	/s/ Karen Marshall
Name:	Karen Marshall
Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: September 12, 2016

FAMILY TRADING INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President / Director

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name:	Annita Hadjipaschali
Title:	President / Director

OSCAR SHIPHOLDING LTD

By:	/s/ Pinelopi Platsouka
Name:	Pinelopi Platsouka
Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	President/Treasurer/Director

RACE NAVIGATION INC.

By:	/s/ Stylianos Giamanis
Name:	Stylianos Giamanis
Title:	President/Treasurer/Director

TANKERS FAMILY INC.

By:	/s/ Dimosthenis Eleftheriadis
Name:	Dimosthenis Eleftheriadis
Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

By:	/s/ Karen Marshall
Name:	Karen Marshall
Title:	Director